FIRST AMENDED AND RESTATED OPERATING AGREEMENT OF
GENIUS JUICE, LLC
a California limited liability company

THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement"), made effective as of December 1, 2015 (the "Effective Date"), is entered into by and among, on the one hand, GENIUS JUICE, LLC, a California limited liability company (the "Company"), and, on the other hand, ALEXANDER G. BAYER, an individual ("Alex"), and other Persons who have been admitted and may hereafter be admitted as Members of the Company, all as set forth in Exhibit A attached hereto and incorporated herein. Alex and the other Persons listed in Exhibit A are sometimes referred to in this Agreement each as a "Member" and collectively as "Members".

PRELIMINARY STATEMENT

WHEREAS, Articles of Organization of the Company were filed on January 8, 2014 with the Secretary of State of the State of California to organize the Company under and pursuant to the California Revised Uniform Limited Liability Company Act (the "LLC Law") under the name "Genius Juice, LLC", and;

WHEREAS, the Company, Alex and certain other Members entered into that certain initial Operating Agreement for the Company effective as of January 8, 2014 (the "Original Agreement") in accordance with the LLC Law, and;

WHEREAS, in accordance with the LLC Law, the Company and each Member desires to enter into this Agreement to (i) amend and restate the Original Agreement in its entirety in order to set forth the respective rights, obligations and interests of the Members with respect to the Company, (ii) provide for the management of the business and operations of the Company and (iii) address certain other matters;

NOW, THEREFORE, in consideration of the mutual promises and agreements made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended according to the terms of this Agreement.

ARTICLE I
DEFINED TERMS

1.1   Definitions. The foregoing recitals are hereby incorporated into and made a part of this Agreement. Each of the following defined terms as used in this Agreement shall, unless otherwise defined herein, have the meaning set forth in this Article I. Any capitalized legal term used in this Agreement but not defined in this Agreement shall have the meaning given to it under the LLC Law.

"Affiliate" means, when used with reference to a specific Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specific Person (or when not referring to a specific Person, shall mean an Affiliate of a Member).

"Agreement" means this First Amended and Restated Operating Agreement, including the attachments to it, as originally executed and as subsequently amended from time to time in accordance with the provisions of this Agreement.

"Approval of the Manager" means, with respect to actions to be taken by the Manager pursuant to this Agreement, the affirmative vote or written consent of Manager.

"Approval of the Members" means, with respect to actions to be taken by the Members pursuant to this Agreement, the affirmative vote or written consent of any duly existing Members holding more than fifty percent (50%) (i.e., who constitute a simple majority) of the Membership Interests then issued and outstanding to Members at the time of such vote or consent.

"Approval of the Non-Manager Members" means, with respect to actions to be taken by the Non-Manager Members pursuant to this Agreement, the affirmative vote or written consent of any duly existing Non-Manager Members holding more than fifty percent (50%) (i.e., who constitute a simple majority) of the Membership Interests then issued and outstanding to Non-Manager Members at the time of such vote or consent.

"Business Day" means any day other than a Saturday, Sunday or a U.S. Federal holiday.

"Capital Account" means the Capital Account maintained for each Member pursuant to Section 5.2 of this Agreement.

"Capital Contribution" means the total amount of cash, property or in-kind contributions contributed to the Company by each Member, as the case may be, as further defined in Sections 5.1 and 5.2 of this Agreement.

"Closing" shall have the meaning set forth in Section 4.6 of this Agreement.

"Code" means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

"Disability" means, (i) with respect to any Member (or, if an entity, the natural person controlling such Member), an inability to perform his or her normal functions due to illness, accident or mental impairment for a period of one hundred twenty (120) consecutive days, and (ii) with respect to the Manager (or, if an entity, each of the natural persons controlling such Manager), an inability to perform his or her normal functions or duties due to illness, accident or mental impairment for a period of one hundred twenty (120) consecutive days.

"Distributable Funds" means the excess, from time to time and as determined in the Manager's sole discretion, of Gross Proceeds over Operating Expenses (which shall be paid and/or reserved prior to the distribution of any Distributable Funds).

"Economic Interest" shall have the meaning set forth below in the definition of Membership Interest.

"Event" means, with respect to a Member or the Manager, the death, Disability, proven incompetency, bankruptcy, insolvency, dissolution or other cessation to exist as an individual or legal entity of such Member or Manager, as applicable.

"Gross Proceeds" means all pre-deduction proceeds, if any, received by Company from the exploitation of Company's products, licenses and services.

"Holders" shall have the meaning set forth in Subsection 6.2(b) of this Agreement.

"Laws" means official statutory and case law, governmental regulations, rules and ordinances and other guidelines mandated by applicable governmental or quasi-governmental agencies or entities.

"Manager" or "Managing Member" means Alexander G. Bayer, an individual, or such other Person or Persons appointed as Manager or Managers in accordance with Subsection 9.1(a).

"Members" mean, at any time, those Persons who own Units in the Company.

"Membership Interest" means the entire interest of a Member or Members in the Company. Membership Interests are measured in "Units". Such interest includes, without limitation, (a) any right of a Member to receive distributions of revenues, allocations of income and loss and distributions of liquidation proceeds pursuant to this Agreement (collectively, "Economic Interest"), and (b) to the extent applicable, any management rights, voting rights or rights to consent (collectively, "Voting Interest"). Each Member's Membership Interest shall equal the sum total of Units of Membership Interest owned by such Member at such time. Each Member's Membership Interest is set forth on Exhibit A attached hereto and incorporated herein, which exhibit may be amended from time to time by the Company in writing to reflect changes therein (it being understood that a failure to amend, or a delay in amending, Exhibit A in writing to reflect an issuance of Membership Interests, or a change in Membership Interests, that is made in accordance with the terms of this Agreement shall not constitute a breach of this Agreement or affect the rights and obligations of the Members holding such Membership Interests).

"Net Profits" or "Net Losses" means for any taxable year or other period the net income or net loss of the Company determined in accordance with the same principles as employed in determining the Company's taxable income for U.S. federal income tax purposes. The determination of Net Profits and Net Losses shall include every item requiring separate computation under Section 702(a) of the Code and any items of income or expense not otherwise taken into account in computing Net Profits or Net Losses.

"Non-Manager Members" means all Members, excluding the Manager.

"Operating Expenses" means operating expenses of the Company, including, without limitation, (i) all of the Company's overhead costs and operating expenses, (ii) professional fees and commissions payable to third parties, such as marketing, sales and distribution agents, collection agents, accountants, financial advisors, consultants and legal counsel, (iii) research and development, manufacturing, marketing, sales and distribution expenses paid or payable by the Company, (iv) equipment and other capital expenditures, license fees, governmental regulation compliance fees and expenditures and costs to keep the products and operations of the Company in compliance with all applicable Laws, (v) repayment of all principal, interest and other payments due and owing with respect to loans, mortgages and other indebtedness of the Company and all debt service and refinancing costs, and (vi) Permitted Reserves.

"Permitted Reserves" means the following: (i) reserves for Company overhead expenses that have been properly accrued but not yet paid or that the Manager reasonably anticipates will be incurred within the next applicable 12 months, and; (ii) reserves for contingent or other liabilities of the Company determined by the Manager or the Company's independent accountants to be reasonably likely of occurrence and requiring disclosure in the Company's regularly prepared annual or quarterly financial statements.

"Permitted Transfer" means a Transfer by a Member of its Economic Interest to its spouse, lineal descendants or ancestors (and their spouses) or the trustee or a trust for the principal benefit of such Persons; provided that a transferee pursuant to a Permitted Transfer shall receive only the transferring Member's Economic Interest, and such transferee shall not be admitted as a Member or have any rights as a result of such Transfer to participate in the business and affairs of the Company as a Member (whether pursuant to this Agreement or any other agreement between the Company and any Member), unless such transferee is also admitted as a substitute Member in accordance with Section 7.3 of this Agreement.

"Person" means any general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, governmental agency, cooperative, association, individual or other entity, and the heirs, executors, administrations, legal representatives, successors and assigns of such person, as the context may require.

"Return On Investment" or "ROI" shall have the meaning set forth in Subsection 6.2(a)(i) of this Agreement.

"Subscription Agreement" means the subscription agreement of a prospective Member by which the prospective Member subscribes for Units in the Company.

"Termination Date" means the earlier to occur of (i) the last date of issuance of the maximum of two hundred (200) Units to existing Members and pending and future investors, or (ii) a date chosen by the Manager in its sole, good-faith discretion after a reasonable offering period for the subscription of Units has elapsed.

"Transfer" shall have the meaning set forth in Section 7.1 of this Agreement.

"Treasury Regulations" means the regulations promulgated by the U.S. Treasury Department pursuant to the Code.

"Units of Membership Interest" or "Units" shall mean the units of Membership Interest of the Company held by the Members.

1.2   Interpretation. Each definition in this Agreement includes the singular and the plural, and reference to the neuter gender includes the masculine and feminine where appropriate. References to any statute or Treasury Regulations mean such statutes or regulations as amended at the time and include any successor legislation or regulations. The headings to the Articles and Sections are for convenience of reference and shall not affect the meaning or interpretation of this Agreement. Except as otherwise stated, reference to Articles, Sections and Exhibits mean the Articles, Sections and Exhibits of this Agreement. The Exhibits are hereby incorporated by reference into and shall be deemed a part of this Agreement.

ARTICLE II
ORGANIZATION

2.1   **Name.** The name of the Company is "Genius Juice, LLC".

2.2   **Registered Agent.** The name and location of the initial registered agent of the Company shall be:

> Alexander G. Bayer
> 21143 Hawthorne Blvd., Suite 295
> Torrance, CA 90503

2.3   **Term.** The Company shall continue for a perpetual period unless: (a) Members unanimously vote for dissolution; (b) any event makes it unlawful for the business of the Company to be carried on by the Members, or; (c) any other event causes dissolution of the Company under the laws of the State of California.

2.4   **Continuance of Company.** Notwithstanding the provisions of Section 2.3 above, in the event of an occurrence described in Subsection 2.3(c), if there is at least one (1) remaining Member, said remaining Member shall have the right to continue the business of the Company. Such right can be exercised by the written vote of the remaining Member within sixty (60) days after the occurrence of an event described in Subsection 2.3(c). If not so exercised, the right of the remaining Member to continue the business of the Company may expire if that Member desires.

2.5   **Purpose.** The purposes for which the Company is organized and operated are: (a) to conduct such business and to carry out any and all activities permitted under the LLC Law (which shall include, without limitation, the establishment, capitalization, operation and management of a business that, among other things, develops, produces, sells, licenses, distributes and otherwise commercially exploits FDA-regulated, bottled, blended health food beverages, health foods and related products) under the Company's name and under any assumed names determined by the Members (e.g., "Genius Juice"), and; (b) to enter into all contracts or agreements and do all things necessary or appropriate to the accomplishment of the foregoing purpose (including, without limitation, purchasing and renting real and personal property, equipment and inventory, securing insurance for the Company and its assets, hiring staff, etc.) and the conduct or promotion of such purpose. The Company shall have all the powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the LLC Law.

2.6   **Principal Place of Business.** The location of the principal place of business of the Company shall be 21143 Hawthorne Blvd., Suite 295, Torrance, CA 90503, or at such other place as the Manager may designate from time to time. The Company may have such other offices as the Manager may designate from time to time.

2.7   Qualification in Other Jurisdictions. The Manager shall have the authority to cause the Company to do business in jurisdictions other than the State of California if each such jurisdiction has enacted a limited liability company statute, and the Manager shall have approved the qualification of the Company under such statute to do business as a foreign limited liability company in such jurisdiction.


ARTICLE III
UNITS


3.1   Units. The Company is hereby authorized to issue one (1) class of Units to be designated "Units". The total number of Units that the Company is authorized to issue is three hundred (300), with two hundred (200) of said Units issuable to existing Members and pending and future investors, and one hundred (100) Units capable of being allocated to employees, consultants, Manager, officers and/or directors of the Company pursuant to Section 5.6 below. Units of the Company may be issued, as authorized by the Manager, in accordance with the terms of this Agreement, and the price per Unit to be subscribed for by each Member may vary for each subscription and/or Member based upon the fluctuating valuation of the Company or the Manager's reasonable, good-faith judgment based on the best interests of the Company. It is not necessary that all authorized Units be issued or outstanding, and the Company may, upon Approval of the Manager, proportionately or disproportionately allot to any Member less or more than the number of Units subscribed for; provided, however, from and after the Effective Date, any allotment to a Member of more than the number of Units subscribed for by such Member must have the Approval of the Non-Manager Members, and an allotment to a Member of less than the number of Units subscribed for by such Member must have the approval of such Member and shall in no event apply to prior Units for which that Member's subscription has previously been accepted by the Manager, unless such Member approves of the same. Except for the allocation of Net Profits and Net Losses and the distribution of Distributable Funds set forth in Sections 6.1 and 6.2, respectively, but notwithstanding anything else to the contrary contained in this Agreement, the Articles of Organization, the LLC Law, the Subscription Agreement or elsewhere, the Members shall, in the aggregate, hold one hundred percent (100%) of the Economic Interests (i.e., issued Units) of the Company even if all three hundred (300) authorized Units have not been issued. The holders of Units shall be entitled to one (1) vote for each Unit held by each Member on any matter on which the Units are entitled to vote. The number of total, authorized Units for the Company may at any time be changed or increased with the Approval of the Members.

3.2   Certificate of Units; Registration of Transfer. The Company may issue certificates to Members and, if any such certificates are issued, the following shall apply:

(a)   Certificate.   Units shall be represented by a certificate of membership in registered form. The certificates of membership shall be respectively numbered serially as they are issued and shall be signed by the Manager or the officers of the Company designated by the Manager. Each certificate of membership shall state the name of the Company, the fact that the Company is organized under the laws of the State of California as a limited liability company,

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the name of the Person to whom the certificate is issued, the date of issue, and the number, class and, if applicable, series of Units represented thereby. Each certificate of membership shall be otherwise in such form as may be determined by the Manager. Such certificates shall bear the following restrictive legend:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE OF MEMBERSHIP HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("THE ACT"). THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE ACT OR PURSUANT TO AN OPINION OF COUNSEL SATISFACTORY TO GENIUS JUICE, LLC THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

> THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS ALSO SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN OPERATING AGREEMENT BY AND AMONG THE LIMITED LIABILITY COMPANY AND THE HOLDERS OF UNITS OF MEMBERSHIP INTEREST IN THE LIMITED LIABILITY COMPANY; SUCH TERMS AND CONDITIONS PLACE MATERIAL RESTRICTIONS ON THE RIGHT OF A MEMBER TO TRANSFER THESE SECURITIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE LIMITED LIABILITY COMPANY.

(b) <u>Registration of Transfer</u>. To the extent permitted by this Agreement, Units shall be transferable upon the books of the Company by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Company by delivery thereof to the person in charge of the Unit transfer book and ledger. Such certificates shall be cancelled and new certificates shall thereupon be issued. A record shall be made of each transfer. Whenever any transfer of Units shall be made for collateral security, and not absolutely (to the extent permitted under this Agreement and with Approval of the Manager), it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Company to do so. The Manager shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for Units of the Company.

ARTICLE IV
<u>MEMBERS</u>

4.1 **Members.** The name, address, Units and Capital Contributions of each of the Members are set forth on <u>Exhibit A</u> to this Agreement.

4.2 **Admission of Additional Members.** Additional Members may be admitted to the Company in accordance with the provisions of <u>Article III</u> and <u>Section 4.6</u> hereof, or <u>Article VII</u> hereof if any such Member is a transferee of all or a portion of an existing Member's Units.

4.3   Limitation on Liability. No Member shall be liable under a judgment, decree or order of any court, or in any other manner, for a debt, obligation or liability of the Company, except as provided by law or as specifically provided otherwise herein. No Member shall be required to make any contribution to the Company by reason of any negative balance in the Member's Capital Account nor shall any negative balance in a Member's Capital Account create any liability on the part of the Member to any third party. Notwithstanding any other provision in this Agreement to the contrary, a Member shall be in breach of this Agreement if that Member, in bad faith, or with active and deliberate dishonesty, or willfully or intentionally (a) personally gains a financial profit or other substantial advantage to the material detriment of the Company and to which such Member was not legally entitled, or (b) causes material, irreparable harm to the Company.

4.4   Business Transactions Involving a Member or Affiliate of a Member. A Member or an Affiliate of a Member may lend money to, provide services to and transact other business with the Company and shall have the same rights and obligations with respect to such matters as a Person who is not a Member or an Affiliate of a Member.

4.5   No Authority as Agent. Other than Manager, no Member shall have the authority in its capacity as a Member to enter into any transaction on behalf of the Company or to otherwise bind the Company. Any such act of a Member in violation of this Section 4.5 or the other provisions of this Agreement shall be null and void *ab initio* and without force and effect. Each Member shall indemnify, defend, save and hold the Company harmless from and against any and all Claims (defined below) incurred by the Company as a result of, or which are wholly or partly attributable to, that Member's unauthorized action on behalf of the Company, and; in addition to any other remedies available to the Company, the Company may apply any distribution to which such Member that acted without authority would otherwise be entitled towards the satisfaction of that Member's liability to the Company under this Section 4.5.

4.6   Rolling Closing. The subscription by a prospective Member ("Subscriber") will be deemed closed upon its execution and delivery of a Subscription Agreement, if accepted by the Company, and the Subscriber's tender of all or a portion of the investment amount for the subscribed Unit(s) ("Closing"). Once the Subscriber has tendered to the Company the entire investment amount for the subscribed Unit(s), the Subscriber shall be entitled to its Unit(s) of Membership Interest (or fractional portion thereof) in the Company and will, as soon as practicable, be entered as a Member of the Company ("Membership Date"). The Manager shall use commercially reasonable efforts to secure the subscription of 200 Units for investment purposes as soon as practicable, but may terminate the offering of the Units after a reasonable offering period, as determined in the Manager's sole discretion ("Offering Period"), has elapsed; *provided, however*, that such termination, if any, shall not change the "Member" status or rights of the Subscriber who has executed and delivered an accepted Subscription Agreement and tendered its full investment in subscribed Unit(s). The Manager may, in its sole discretion, make up the balance of the proposed total offering amount with the net loan proceeds of loans, if any, made to the Company by third-party lenders or Members (such net loan proceeds being referred to herein as the "Debt Capitalization"), which loans may or may not be secured by (a) assets or accounts receivable of the Company, and/or (b) advances payable from licensing agreements, product or service contracts, and/or manufacturing or distribution agreements, if any, and/or (c) any other collateral of the Company deemed appropriate by Manager in its discretion.

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ARTICLE V
CAPITAL CONTRIBUTIONS

5.1 **Capital Contributions; Units of Membership Interest.** The Company shall issue Units in exchange for Capital Contributions to the Company. The Capital Contribution of a Member to the Company may be in cash, property or in-kind contributions. The Membership Interest of any Member who fails to make any contribution that such Member is obligated to make shall be subject to such penalties or consequences as the Manager shall determine in accordance with the LLC Law. No Member shall be permitted to make any additional Capital Contribution to the capital of the Company without the prior written Approval of the Manager. No Member shall be required to make any additional Capital Contribution to the initial capital of the Company beyond that amount subscribed to by the Member. Each Member acknowledges and agrees that: (a) its respective Capital Contributions may be valued differently than those of other Members; (b) said Member is satisfied with the relative value and amount of Membership Interest assigned to it and to every other Member, as shown in Exhibit A, and; (c) said Member waives the right to bring any Claim of any kind whatsoever based on the valuation of its Capital Contributions and/or Membership Interest.

5.2 **Capital Accounts, Initial Capital Contributions.** A Capital Account shall be established and maintained for each Member. The Members initially shall contribute to the Company capital as described in Exhibit A attached to this Agreement ("Capital Contributions"). The initial balance in each Member's Capital Account is set forth opposite such Member's name in Exhibit A. Each Member's Capital Account shall be (a) increased by the additional Capital Contributions, if any, of such Member, and all Net Profits and other items of income and gain specially allocated to such Member, and (b) decreased by the amount of money and fair market value of property (other than money) distributed to such Member and all Net Losses and other items of loss or deduction specially allocated to such Member.

5.3 **Return of Capital Contributions.** Except as otherwise provided in the LLC Law, no Member shall have the right to withdraw, or receive any return of, all or any portion of such Member's Capital Contribution.

5.4 **Interest.** No interest shall be paid by the Company on Capital Contributions or on balances in Members' Capital Accounts.

5.5 **Loans From Members.** Loans by a Member to the Company shall not be considered Capital Contributions. If any Member shall advance funds to the Company in excess of the amounts required pursuant to subscriptions from such Member that have been accepted by the Manager, the making of such advances shall not result in any increase in the amount of the Capital Account of such Member. The amounts of any such advances shall be a debt of the Company to such Member and shall be payable or collectible only out of Company assets, if any, in accordance with the terms and conditions upon which such advances are made. The repayment of loans from a Member to the Company upon liquidation shall be subject to the order of priority set forth in Section 12.4. No loan shall be made by a Member to the Company without the Approval of the Manager.

5.6   Incentive Unit Plan. Company may, at any time and from time to time, upon Approval of the Manager, allocate up to one hundred (100) of the authorized Units for issuance of Units, or options for Units, to employees, consultants, Manager, officers and/or directors of the Company pursuant to stock option plans or agreements that meet the Approval of the Members. Company and the Members agree that: (a) the dilution of Manager's Membership Interest may be limited, as determined by Manager in his reasonable, good-faith discretion, for purposes that include, but are not necessarily limited to, preserving issuable Units for investors and Members who may participate in future capital raising rounds for the benefit of the Company, and; (b) the dilution of the Membership Interests of certain Members (such as, but not limited to, Kristin Lebovic) may be limited, as determined by Manager in his reasonable, good-faith discretion, for purposes of, or pursuant to agreements, acknowledging such Members' in-kind contributions (including, but not limited to, so-called "sweat equity") involving considerable, valuable time and effort for the benefit of the Company.

ARTICLE VI
PROFITS, LOSSES AND DISTRIBUTIONS

6.1   Allocations of Net Profits and Net Losses. Except as otherwise provided in (b) through (h) of this Section 6.1, the Company's Net Profits and Net Losses for any taxable year or other period shall be allocated as follows:

(a)   If a Net Profit, to the Members in a manner that as closely as possible matches the distributions made and to be made to such Members under Subsection 6.2(a), and if a Net Loss, to the Members in proportion to their positive balances in their Capital Accounts and, thereafter, to the Members in proportion to their Membership Interests.

(b)   In the event a Member unexpectedly receives in any taxable year any adjustments, allocations or distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) that cause or increase an Adjusted Capital Account Deficit (as defined in Subsection 6.1(c)) of such Member, items of Company's income and gain shall be specially allocated to such Member in such taxable year (and, if necessary in subsequent taxable years), in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible.

(c)   In no event shall Net Losses of the Company be allocated to a Member if such allocation would result in such Member having an Adjusted Capital Account Deficit (as defined below) at the end of any taxable year. All Net Losses in excess of the limitation set forth in this Subsection 6.1(c) shall be allocated to the Members with positive balances in their Adjusted Capital Accounts (as also defined below), as a class pro rata in proportion to such positive balances. "Adjusted Capital Account" with respect to any Member means the balance in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts that such Member is treated as being obligated to restore under Treasury Regulation Section 1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to the penultimate sentence of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) debit to such Capital Account the items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6). "Adjusted Capital

Account Deficit" with respect to any Member means the deficit balance, if any, in such Member's Adjusted Capital Account.

(d)   For tax purposes, all items of income, gain, loss, deduction or credit shall be allocated to the Members in the same manner as set forth in this Section 6.1; provided, however, that in the case of any property contributed to the Company by any Member that at the time of contribution has an adjusted tax basis that differs from its fair market value, items of income, gain, deduction and loss, solely for income tax purposes, shall be allocated as required under Section 704(c) of the Code to take into account such difference, utilizing the traditional method (without curative allocations) in Treasury Regulation Section 1.704-3(b).

(e)   The Capital Accounts of all Members shall be adjusted pursuant to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv)(f) upon the circumstances set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(f)(5). Corresponding adjustments shall be made as provided for under Treasury Regulation 1.704-1(b)(2), including Section 1.704-1(b)(2)(iv)(g).

(f)   Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, notwithstanding any other provision of this Section 6.1, if there is a net decrease in Company Minimum Gain (which term shall have the same meaning as the term, "Partnership Minimum Gain," in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d)), a Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Section 1.704-2(g) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Treasury Regulations. This Subsection 6.1(f) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistently therewith.

(g)   Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, notwithstanding any other provision of this Section 6.1, if there is a net decrease in Member Nonrecourse Debt Minimum Gain (defined below) attributable to Member Nonrecourse Debt (as also defined below) during any fiscal year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Treasury Regulations. "Member Nonrecourse Debt" shall have the meaning for the term "Partner Nonrecourse Debt" as set forth in Treasury Regulations Section 1.704-2(b)(4). "Member Nonrecourse Debt Minimum Gain" shall mean an amount with respect to each Member Nonrecourse Debt equal to the Company Minimum Gain that would result if such Member

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Nonrecourse Debt were treated as a nonrecourse liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3). This Subsection 6.1(g) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistently therewith.

(h)   The allocations and the capital account maintenance provisions set forth in this Agreement are intended to comply with Sections 704(b) and 704(c) of the Code and applicable Treasury Regulations thereunder, and shall be interpreted and applied in a manner consistent therewith. If the Manager determines that the allocations of income, gain, loss, deduction and expenditure set forth herein do not comply with the Code and Treasury Regulations, then notwithstanding anything to the contrary contained herein, such allocations may be modified in such manner as the Manager shall determine is necessary to satisfy the Code and Treasury Regulations; provided, that the Manager notify the Members in writing of such modification prior to its effective date, that any such modification shall not materially alter the economic agreement among the Members and that the Manager shall have no liability for any failure to exercise any such discretion to make any modifications permitted under this Section 6.1.

6.2   Distributions of Funds.

(a)   Subject to Subsection 6.2(d), the Manager has the sole discretion to determine when to distribute funds, if any, pursuant to this Section 6.2, and upon such distributions, shall cause Distributable Funds, if any, to be distributed as follows:

(i)   first, to the Members, pro rata in proportion to their respective Economic Interests, until each Member has recouped one hundred percent (100%) of its Capital Contribution. The distributions made under this Subsection 6.2(a)(i) shall continue for each Member until he receives an amount equal to his total, initial Capital Contributions made for the purchase of a Unit or Units ("ROI"), and;

(ii)   second, to the Members, a pro rata share of remaining Distributable Funds, if any, in proportion to the Members' respective Economic Interests.

(b)   Distributions to Members shall be made only to Members who, on the actual date of distribution, according to the books and records of the Company, are Members or holders of a Member's Economic Interest ("Holders"), if and as permitted under this Agreement.

(c)   The Company shall not make any distributions to the Members or Holders if: (i) after giving effect to the distribution, all liabilities of the Company (other than liabilities to Members with respect to their Membership Interests, or to Holders with respect to their Economic Interests, and liabilities for which the recourse of creditors is limited to specified property of the Company) would exceed the fair market value of all interests, properties and rights owned by the Company (net of any liabilities to which such Company property may be subject); (ii) the Company would be required to borrow funds for such distributions, or; (iii) after giving effect to the distribution, the Company would be unable to pay its debts as they become due.

(d)   In the event that the Company is required to pay or withhold any federal or state tax attributable to distributions or allocations to any Member, such withholding shall come solely out of the distributions due to such Member or Holder (and shall be treated as an actual distribution to such Member or Holder). If the required withholding exceeds such distributions, such Member (or Holder) shall be obligated immediately to contribute to the Company cash in an amount equal to such excess plus interest at ten percent (10.00%) per annum from the date of demand by the Company until the date paid.

ARTICLE VII
TRANSFERS OF INTERESTS

7.1   Transfer; Withdrawal. Except for a Permitted Transfer and as otherwise expressly provided in this Article VII, no Member may sell, assign, transfer, exchange, pledge or otherwise convey, dispose of or encumber (any sale, assignment, transfer, exchange, pledge, conveyance, disposition or encumbrance being hereinafter referred to as a "Transfer") all or a portion of its Units. Except in the case of a Permitted Transfer, the Members not so attempting to make a Transfer (the "Non-Selling Members") shall at all times and in all instances, in accordance with Section 7.3 below, have the right of first refusal ("ROFR") to buy Units from Members attempting to make Transfers. Any Member may withdraw, resign or retire from the Company at any time upon sixty (60) days prior written notice to the Company, without prejudice to the rights, if any, of the Company or the other Members under any contract to which the withdrawing Member is a party. In the event of such withdrawal, such Member's Membership Interest shall terminate pursuant to Section 7.2 below.

7.2   Dispositions Not in Compliance Void. Any attempted Transfer by a Member of its Units, or any part thereof, not in compliance this Article VII shall be null and void from inception and of no force whatsoever. Upon (a) the Transfer of a Member's Membership Interest in violation of this Article VII, or (b) the withdrawal, resignation or retirement of a Member pursuant to Section 7.1, the Member shall not be entitled to payment for the withdrawn Member's Membership Interest, and the Membership Interest of the withdrawn Member shall be terminated by the Manager as of the date of such Transfer or withdrawal, as the case may be, and thereafter that Member shall be an owner of an Economic Interest only unless such Membership Interest shall be purchased by all or any of the Non-Selling Members. The purchase price for such Membership Interest shall be an amount equal to the withdrawn Member's Capital Account balance as adjusted pursuant to the terms of this Agreement. In the case of a withdrawal, resignation or retirement of a Member in violation of this Agreement, the Company shall have the right to offset any damages for the breach of this Agreement from the amounts, if any, otherwise distributable to the withdrawn Member with respect to the withdrawn Member's Economic Interest in the Company. Each Member acknowledges and agrees that such termination or purchase of such Member's Membership Interest upon the occurrence of any of the foregoing events is not unreasonable under the circumstances existing as of the Effective Date and as of the date of such termination or purchase. To the extent inconsistent with the foregoing provisions of this Section 7.2, each Member hereby waives the provisions of the LLC Law.

7.3   Transfer Procedures.

(a)   Each time a Member proposes to permit or carry out a Transfer of all or any part of its Units, such Member shall first deliver a written notice (the "Transfer Notice") to the

Manager stating (i) the Units to be transferred, (ii) such Member's intention to Transfer such Units in a bona fide, arms-length transaction, (iii) the name and address of the proposed transferee, and (iv) the purchase price and terms of payment for which the Member proposes to transfer such Units. Within twenty (20) days after receipt of the Transfer Notice, the Manager shall notify the transferring Member in writing of its decision to exercise Manager's ROFR with respect to all Units offered in the Transfer Notice (the "ROFR Acceptance"). Alternatively, Manager may, within said twenty (20)-day ROFR period and in its sole and absolute discretion, reject the proposed Transfer referenced in the Transfer Notice, in which event Manager shall promptly provide all other Non-Selling Members the Transfer Notice. Within twenty (20) days after receipt of the Transfer Notice, all or any of the Non-Selling Members, as the case may be, shall notify the transferring Member in writing of their ROFR Acceptance, upon terms and conditions that are approved by the affirmative vote or written consent of any of such other Non-Selling Members holding more than fifty percent (50%) (i.e., who constitute a simple majority) of the Units then issued and outstanding to such other Non-Selling Members. Alternatively, the Non-Selling Members shall, within their aforesaid twenty (20)-day ROFR period and in their sole and absolute discretion, approve or reject the proposed Transfer referenced in the Transfer Notice based on their affirmative votes or written consents required in the preceding sentence, and the Approval of the Manager. The failure of the Manager or any of the other Non-Selling Members to deliver a ROFR Acceptance shall constitute an election not to exercise their respective ROFR, and the failure of the Manager or the other Non-Selling Members to deliver a notice of approval or rejection within the aforesaid 20-day ROFR periods shall constitute an election to reject the proposed Transfer referenced in the Transfer Notice. If a third-party Transfer is approved in accordance with this Agreement, such transferee shall be admitted as a substitute Member, and shall have the rights and powers, and shall be subject to all the restrictions and liabilities, of the Member originally transferring such Units. The admission of a substitute Member, without more, shall not release the Member originally transferring the Units from any liability or obligation to the Company that may have existed prior to the closing of the Transfer.

(b)   Notwithstanding any other provision of this Article VII, no Transfer of Units, or any portion thereof, may be made: (i) if such Transfer, alone or when combined with other transactions, would result in a termination of the Company within the meaning of Section 708 of the Code; (ii) without advice of counsel satisfactory to the Manager that such Transfer is subject to an effective registration under, or exempt from the registration requirements of, the applicable state and federal securities laws (which opinion may be waived by the Manager in its sole and absolute discretion); (iii) unless and until the Company receives from the transferee the information and agreements that the Manager may reasonably require, including, but not limited to, an agreement of the transferee to be bound by all the terms and conditions of this Agreement, or; (iv) unless and until the Company receives from the transferring Member an agreement to pay all costs and expenses of the Company (including, without limitation, reasonable attorneys' fees) incurred in connection with such Transfer.

7.4   Death, Disability, Incompetency, Bankruptcy, Dissolution, Etc. of a Member. Upon an Event with respect to a Member, the heir, authorized representative or successor, as applicable, of such Member shall become a Holder of the Economic Interest of such Member and shall only be entitled to receive the distributions and allocations of profits and losses to which such Member would be entitled.

7.5   Tag-Along Rights. In the event that the Manager, at any time or from time to time, enters into an agreement with a third party for the Transfer of the Manager's Units that would result in the Manager no longer owning or controlling at least twenty percent (20%) of all Units then issued and outstanding, or that would result in the replacement of Alex as the Managing Member of the Company (such Transfer being referred to herein as a "Tag-Along Transfer"), and the ROFR with respect to such Transfer of the Manager's Units is not exercised by any of the Members in accordance with this Article VII, then the Non-Manager Members shall have the right, but not the obligation, to participate in such Tag-Along Transfer. The terms of such Tag-Along Transfer shall include an offer by the prospective purchaser or the Manager to all Non-Manager Members to purchase the Units held by such Non-Manager Members at the same price and on the same terms and conditions offered to the Manager. Each Non-Manager Member would have the right, but not the obligation, to require the prospective purchaser to offer to purchase from the Non-Manager Member the number of Units owned by such Non-Manager Member equaling the number derived by multiplying the total number of Units to be purchased by the prospective purchaser by a fraction, the numerator of which is the total number of Units owned by the Non-Manager Member that such Non-Manager Member desires to require the prospective purchaser to purchase, and the denominator of which is the total number of Units then issued and outstanding.

7.6   Tag-Along Transfer Procedures. Subject to the ROFR as aforesaid, at the time the Manager proposes a Transfer of any Units in a Tag-Along Transfer, Manager shall notify, or cause to be notified, all Non-Manager Members in writing of each such proposed Tag-Along Transfer. Such notice shall set forth (a) the name and address of the prospective purchaser, (b) the number of Units proposed to be transferred, and (c) the proposed amount and form of consideration and terms and conditions of payment offered by the prospective purchaser (the "Tag-Along Terms"). The foregoing tag-along rights may be exercised by each Non-Manager Member by delivery of a written notice to the Manager (the "Tag-Along Notice") within twenty (20) days following receipt of the Manager's notice specified above. The Tag-Along Notice shall state the number of Units that the Non-Manager Member wishes to include in such Tag-Along Transfer to the prospective purchaser, which number may not exceed the total number of Units to be transferred as aforesaid but which may be based on the total number of Units owned by such Non-Manager Member. Subject to the provisions above limiting the number of Units the prospective purchaser is required to purchase, upon the giving of a Tag-Along Notice, each Non-Manager Member shall be entitled and irrevocably obligated to sell the number of Units set forth in the Tag-Along Notice to the prospective purchaser pursuant to the Tag-Along Terms. After expiration of the twenty (20)-day period referred to above, if the provisions of Section 7.5 and Section 7.6 have been complied with in all respects, the Manager shall have the right to transfer Manager's Units to the prospective purchaser on the Tag-Along Terms without further notice to the Non-Manager Members. In order to be entitled to exercise its tag-along rights, each electing Non-Manager Member must agree to the same Tag-Along Terms as Manager (including, without limitation, payment of each Non-Manager Member's pro rata share of all costs and expenses associated with such transaction), and each Non-Manager Member must make substantially the same representations, warranties and indemnities as the Manager makes in connection with its Transfer of Units. Each Non-Manager Member further agrees to take all actions (including, but not limited to, executing documents) in connection with the consummation of the proposed transaction as may be requested of it by the Manager. Where any Non-Manager Member has properly and timely elected to exercise its tag-along rights in full compliance with this Agreement and the prospective purchaser defaults in its obligation to purchase the whole or partial Units from such Non-Manager Member as required in writing among the relevant parties, and such failure to purchase is not due, in whole or in part, to an act, omission or circumstance of said Non-Manager Member, then the Manager shall not make the proposed Tag-Along Transfer, and if purported to be made, such Tag-Along Transfer shall be null and void from inception.

7.7   Drag-Along Rights. In the event that the Manager, at any time or from time to time, enters into an agreement with a third party for the Transfer of the Manager's Units that would result in the Manager no longer owning or controlling at least twenty percent (20%) of all Units then issued and outstanding, or that would result in the replacement of Alex as the Managing Member of the Company—and the prospective purchaser desires to purchase Units in excess of those that the Manager agrees to transfer as aforesaid (such Transfer being referred to herein as a "Drag-Along Transfer")—and the ROFR with respect to such Transfer of the Manager's Units is not exercised by any of the Members in accordance with this Article VII, then the Manager shall have the right, but not the obligation, to require the other Members (the "Drag-Along Members") to participate in such Drag-Along Transfer. In the event that the Manager accepts an offer for the purchase of its Units by a third party in connection with a Drag-Along Transfer, the Manager may send a written notice (the "Drag-Along Notice") to the Drag-Along Members specifying (a) the name and address of the prospective purchaser, (b) the number of Units proposed to be transferred, and (c) the proposed amount and form of consideration and terms and conditions of payment offered by the prospective purchaser (the "Drag-Along Terms"). Upon receipt of a Drag-Along Notice, each Drag-Along Member shall be obligated to: (aa) transfer all of its Units, free of any encumbrance, in the Drag-Along Transfer contemplated by the Drag-Along Notice, on the same terms and conditions as the Manager (including, without limitation, payment of each Drag-Along Member's pro rata share of all costs and expenses associated with such transaction), and making substantially the same representations, warranties and indemnities as the Manager in connection with its Transfer of Units, and; (bb) otherwise take all necessary actions to cause the consummation of such transaction, including, but not limited to, voting its Membership Interests in favor of such transaction and not exercising any appraisal rights in connection therewith. Each Drag-Along Member further agrees to take all actions (including, but not limited to, executing documents) in connection with the consummation of the proposed transaction as may be requested of it by the Manager, and hereby appoints the Manager as its attorney-in-fact to do the same on its behalf.


ARTICLE VIII
MEETINGS OF MEMBERS


8.1   Place of Meetings. All meetings of Members shall be held at the principal office of the Company set forth in Section 2.6, or via telephone, video or internet-based conference, or at such other place as may be designated by the Manager or by the Members calling the meeting.

8.2   Meetings.

(a)   No annual or regular meetings of Members shall be required.

(b) Special meetings of Members for any proper purpose or purposes may be called at any time by the Manager or by the Approval of the Non-Manager Members.

8.3   Notice of Meeting. Notice of all meetings, stating the place, day and hour of the meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting, and stating the purpose or purposes for which the meeting is called, shall be in writing and shall be delivered in accordance with the notice requirements of this Agreement, not less than five (5) nor more than sixty (60) days before the meeting to each Member.

8.4   Waiver of Meeting Notice. Attendance of a Member at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice of the meeting by such Member. Notice of a meeting need not be given to any Member who submits a signed waiver of notice, personally or by proxy, whether before or after the meeting. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice of the meeting but not so included, if the objection is expressly made at the meeting.

8.5   Voting.

(a) All Members shall be entitled to vote on any matter submitted to a vote of the Members. Members may vote either in person or by proxy at any meeting. Each Member shall be entitled to one vote for each Unit held by such Member. Fractional votes shall be permitted.

(b) No provision of this Agreement requiring that any action be taken only upon approval of Members holding a specified percentage of the Units may be modified, amended or repealed unless such modification, amendment or repeal is approved by Members holding at least such percentage of the Units.

8.6   Conduct of Meetings. The Manager shall have full power and authority concerning the manner of conducting any meeting of the Members, including, without limitation, the determination of Persons entitled to vote consistent with the provisions of this Agreement, the satisfaction of the requirements of this Article VIII, the conduct of voting, the validity and effectiveness of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting.

8.7   Action by Written Consent. Whenever the Members are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members who hold the voting interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote thereon were present and voted. Such consents shall be delivered to the office of the Company, its principal place of business or the Manager, employee or agent of the Company having custody of the records of the Company. Prompt written notice of the taking of the action without a meeting by less than unanimous written consent shall be given to those Members who have not consented thereto in writing but who would have been entitled to vote thereon had such action been taken at a meeting; provided, however, all Members hereby agree that notice of such action shall not entitle them to modify the vote or approval of the taking of such action.

ARTICLE IX
MANAGEMENT OF COMPANY

9.1   Management of Business.

(a)   Except as otherwise specifically provided in this Agreement, the management of all of the business and affairs of the Company and its subsidiaries shall be vested in the Manager, and Approval of the Manager alone shall suffice to approve any action or decision involving the management of the business and affairs of the Company and its subsidiaries in the ordinary course of business.   The Manager may appoint or hire officers, employees, agents and contractors to manage the Company and its subsidiaries, and Manager and its officers, employees, agents and contractors shall be entitled to compensation commensurate with the value of their services, and in the case of increased compensation to the Manager or its officers, employees, agents and/or contractors, as otherwise approved in accordance with Section 9.2 below. Alex is hereby designated as the initial Manager of the Company and its subsidiaries and shall remain as the Manager until the occurrence of an Event with respect to Alex. Upon the occurrence of any such Event, the Members shall vote on whether to keep Manager as the manager of the Company and/or its subsidiaries, appoint a replacement Manager (and if so, whom) or to wind up the affairs of the Company pursuant to Article XII below and, if applicable, distribute to the Members (on a pro rata basis) any then remaining Capital Contributions not yet invested in the Company, the Company's products or services, or spent or committed to be spent on other operating expenses, overhead or capital expenses of the Company and/or its subsidiaries.   Unless a replacement Manager or a Company wind-up is determined by the Approval of the Members as stated above, Manager shall remain the manager of the Company and its subsidiaries.

(b)   Without limiting the generality of Subsection 9.1(a), but subject to the limitations set forth in Section 9.2, the Manager has full power and authority: (i) to hire, engage and/or retain such employees, agents, contractors and consultants as the Manager deems necessary or advisable; (ii) to appoint and remove officers of the Company and its subsidiaries; (iii) to engage independent agents, attorneys, accountants, consultants and custodians as the Manager deems necessary or advisable; (iv) to open, maintain and close accounts, including with banks, and to draw checks and other orders on such accounts for the payment of money by the Company and its subsidiaries; (v) to file, or to cause to be filed, on behalf of the Company and its subsidiaries, all required Federal, state and local tax and other returns relating to the Company, the Company business or the Company's properties, assets or subsidiaries; (vi) to commence or defend litigation or submit to arbitration any Claim that pertains to the Company business or the Company's properties, assets or subsidiaries; (vii) to incur debt of the Company and its subsidiaries, whether secured or unsecured, including, but not limited to, debt secured by manufacturing, distribution, sales and/or licensing agreements, copyrights, trademarks and/or patents in the Company property, and the Company's products and services; (viii) to enter into, make and perform contracts, agreements and other undertakings, and to do any other acts and things as the Manager deems necessary or advisable for, or as may be incidental to, the conduct of the business of the Company and its subsidiaries, including, without limitation, contracts, agreements, undertakings and transactions with any Member, any officer of the Company and its subsidiaries and any other Person or other entity having any business, financial or other relationship with the Manager or any other Member, and; (ix) to conduct any aspect of the

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Company business through one or more separate corporations, limited liability companies, partnerships or other entities, or participations therein, and in connection therewith, to take any and all action, including, without limitation, the sale or transfer of assets in the ordinary course of business, in such manner and upon such terms as the Manager deems necessary or advisable. The Company shall reimburse the Manager for all actual, reasonable, out-of-pocket expenses incurred by Manager in managing the Company.

9.2   Actions Requiring Approval of the Non-Manager Members. In addition to the ability of the Members to appoint or replace a Manager upon the occurrence of an Event with respect to the Manager as set forth in Subsection 9.1(a) above, any of the following actions shall require the Approval of the Manager and the Approval of the Non-Manager Members:

(a)   a change or increase in the total, authorized number of Units;

(b)   the sale, lease, transfer or other disposition by the Company of all or substantially all of the assets of the Company (including any such sale or disposition of all the Company's intellectual property to a third party), other than in the ordinary course of business;

(c)   any merger or consolidation involving the Company (other than a merger of any subsidiary of the Company into the Company), or the sale of all of the issued and outstanding Units; and

(d)   any voluntary liquidation, dissolution or termination of the Company pursuant to Section 12.1.

Notwithstanding the foregoing, the Approval of the Non-Manager Members shall be required for the Members to be deemed to approve of salaries or commissions to be paid to Manager or its principals, members, officers, employees, agents or contractors that are greater than two hundred percent (200%) of those anticipated to be paid to said parties by the Company as set forth in the most recent budget for the Company that was met with the Approval of the Members.

9.3   Standard of Care; Exculpation. The Manager shall discharge his duties as the Manager in good faith, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he reasonably believes to be in the best interests of the Company. The doing of any act or the omission by Manager or any principal, member, officer, employee, agent or contractor of Manager, the effect of which may cause or result in loss or damage to the Company or its subsidiaries, if done in good faith and otherwise in accordance with the terms of the preceding sentence and not in violation of the terms of this Agreement, shall not subject the Manager or any of the Manager's principals, members, officers, employees, agents or contractors to any personal liability to the Company, its subsidiaries, their Members or third parties. Neither the Manager nor its principals, members, officers, employees, agents or contractors shall be liable for any monetary or other damages to the Company or its subsidiaries for any breach of such duties except for acts committed in bad faith or that were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated.

9.4   Devotion of Time; Other Business Activities of the Members and Manager. The Manager shall devote such time and attention to the business and affairs of the Company and its subsidiaries as shall be reasonably necessary to perform its duties hereunder. The Members and Manager and their principals, officers, directors, shareholders, partners, members, managers, agents, employees, contractors and Affiliates (collectively, "Related Parties") may engage or invest in, independently or with others, any business activity of any type or description, including, without limitation, those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company; provided, however, neither Manager nor any Member nor their Related Parties shall be permitted to manage, or provide his or her health beverage know-how or services developed for the Company to, any other company that is in direct competition with the Company. Notwithstanding any provision to the contrary in this Agreement, the Articles of Organization, the Subscription Agreement, the LLC Law or elsewhere: (a) all Members hereby acknowledge and approve of Manager acting as the manager of the Company and its subsidiaries, and each and every Member waives any and all rights and Claims based on, in whole or in part, any such conflict of interest related to Manager, and; (b) all Members hereby acknowledge and agree that the Manager may do the following limited activities for himself or for or with other Persons, it being understood that such limited activities shall not be deemed to violate the provisions of this Agreement: provide occasional consulting services to third parties not directly in competition with the Company. Neither the Company nor any Member nor its Related Parties nor Manager shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom. None of the Members or Manager or their Related Parties shall be obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. The Members and Manager and their Related Parties shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company. The Members acknowledge that Manager and its Related Parties own and/or manage other businesses and activities, including businesses and activities that may indirectly compete with the Company and for the Manager's time. Each Member hereby waives any and all rights and Claims that he or she or it may otherwise have against the Manager and its Related Parties as a result of any of such businesses and activities. Notwithstanding the foregoing, the Approval of the Non-Manager Members shall be required for the Members to be deemed to approve of a decision in which Alex is or is proposed to be a counterparty to a contract of any type (other than management, executive services and/or Company membership agreements) with the Company.

ARTICLE X
FISCAL MATTERS; BOOKS AND RECORDS

10.1 Bank Accounts; Investments. Capital Contributions, revenues and any other Company funds shall be deposited by the Company in a bank account established in the name of the Company, or shall be invested by the Company, at the direction of the Manager, in furtherance of the purposes of the Company. No other funds shall be deposited into Company bank accounts or commingled with Company investments. Funds deposited in the Company's bank accounts may be withdrawn only to be invested in furtherance of the Company's purposes, to pay Company debts or obligations or to be distributed to the Members pursuant to this Agreement.

10.2   Records Required by LLC Law; Right of Inspection.

(a)   During the term of the Company's existence and for a period of three (3) years thereafter, there shall be maintained in the Company's principal office set forth in Section 2.6 all records required to be kept for examination by Members pursuant to the LLC Law.

(b)   On fifteen (15) days' prior written notice stating the purpose, a Member may, at the Member's sole cost and expense, examine and copy in person at the Company's principal office, during reasonable business hours, for any proper purpose reasonably related to such Member's interest as a Member of the Company, records required to be maintained under the LLC Law and such other information regarding the business, affairs and financial condition of the Company as is just and reasonable for the Member to examine and copy, but excluding confidential or proprietary information of the Company (including, without limitation, trade secrets).

10.3   Books and Records of Account.   The Company shall maintain adequate books and records of account on a basis consistent with the terms of this Agreement.

10.4   Tax Returns and Information.   The Company shall prepare or cause to be prepared all federal, state and local income and other tax returns that the Company is required to file. Within ninety (90) days after the end of each calendar year, the Company shall make every reasonable effort to send or deliver to each Person who was a Member at any time during such year such tax information as shall be reasonably necessary for the preparation by such Person of such Person's federal, state and local income and other tax returns.

10.5   Financial Statements.   Within one hundred twenty (120) days after the end of each Fiscal Year, the Company shall send to each Person who was a Member at the end of such Fiscal Year the unaudited financial statements of the Company for such Fiscal Year, as of the end of such Fiscal Year, prepared in accordance with generally accepted accounting principles consistently applied. Within sixty (60) days after the end of each quarter in a Fiscal Year, the Company shall send to each Person who was a Member at the end of such quarter the unaudited financial statements of the Company for such quarter, as of the end of such quarter, prepared by the Company.

10.6   Fiscal Year.   The Company's fiscal year shall end on December 31 of each calendar year.

10.7   Tax Matters Member.   The "Tax Matters Member" of the Company pursuant to Section 6231(a)(7) of the Code shall be the Member designated in writing by the Manager from time to time.

10.8   Tax Elections.   The Manager shall have sole discretion to make an election under Section 754 of the Code and to make such other tax elections as the Manager may from time to time deem necessary or appropriate.

ARTICLE XI
INDEMNIFICATION AND INSURANCE

11.1 **Indemnification and Advancement of Expenses.**

(a) The Company shall indemnify any Person (or the testator or intestate of such Person), including, but not limited to, Manager and all of his Related Parties, who is made or threatened to be made a party to, or called as a witness or asked to submit information in, any action or proceeding, whether civil, criminal, judicial, legislative, administrative or investigative, including an action by or in the right of the Company to procure a judgment in its favor, and including an action by or in the right of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise of any type or kind, domestic or foreign, arising out of or related to that Person serving or having served in any capacity at the request of the Company, by reason of the fact that such Person is or was a Member, Manager, officer, employee, consultant, representative or agent of the Company or is or was serving such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against demands, claims, actions, proceedings, suits, liability, stop notices, fines, judgments, damages, amounts paid in settlement and reasonable costs and expenses, including, but not limited to, attorneys' and experts' fees and court costs (collectively, "Claims"), incurred in connection with such action or proceeding, or in connection with an appeal therein; provided, however, that no such indemnification shall be made to such Person if a judgment or other final adjudication adverse to such Person establishes that (i) the acts of such Person were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, (ii) such Person personally gained in fact a financial profit or other substantial advantage to the material detriment of the Company and to which such Person was not legally entitled, or (iii) such Person, by act or omission, otherwise willfully or intentionally caused material harm to the Company that was material to the cause of action so adjudicated; and provided further than no such indemnification shall be required with respect to any settlement or other nonadjudicated disposition of any threatened or pending action or proceeding unless the Company has given its prior consent to such settlement or other disposition.

(b) The Company may indemnify any other Person to whom the Company is permitted to provide indemnification or the advancement of expenses by applicable law, whether pursuant to rights granted pursuant to, or provided by, the LLC Law, a resolution of the Members or the Manager or an agreement providing for such indemnification, it being expressly intended that this Section 11.1 authorizes the creation of other rights in any such manner.

(c) The Company shall, upon request, advance to any Person entitled to indemnification under this Section 11.1, or promptly reimburse any such Person for, all costs and expenses, including, but not limited to, reasonable attorneys' and experts' fees and court costs, incurred in defending any action or proceeding in advance of the final disposition of such action or proceeding or appeal upon receipt of a written undertaking by or on behalf of such Person to repay such amount as, but only to the extent (if at all) that, the Person receiving such advance is ultimately found not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced or reimbursed by the Company exceed the indemnification to which such Person is entitled; provided, however, that such Person shall cooperate in good faith with any request by the Company that common counsel be utilized by the parties to an action or

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proceeding who are similarly situated, unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

(d) The indemnification of any Person provided by this Section 11.1 shall continue after such Person has ceased to be a Manager, Member, officer, employee, consultant, contractor, representative or agent of the Company and shall inure to the benefit of such Person's heirs, executors, administrators and legal representatives.

(e) For purposes of this Section 11.1, the term "Company" shall include any legal successor to the Company, including any company that acquires all or substantially all of the assets of the Company in one or more transactions.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 11.1 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any applicable Laws or other agreement.

11.2 Insurance. The Company may purchase and maintain insurance or another arrangement on behalf of any Person who is or was a Manager, Member, officer, employee, consultant, representative, contractor, agent or other Person identified in Section 11.1 against any Claim asserted against such Person or incurred by such Person in such a capacity or arising out of the status of such Person, whether or not the Company would have the power to indemnify such Person against that Claim under Section 11.1 or otherwise.

11.3 Limit on Liability of Members. The indemnification set forth in this Article XI shall in no event cause the Members to incur any personal liability beyond their total Capital Contributions, nor shall it result in any liability of the Members to any third party.


ARTICLE XII
DISSOLUTION AND WINDING UP


12.1 Events Causing Dissolution. The Company shall be dissolved upon the first of the following events to occur (each, a "Liquidating Event"):

(a) The sale of all or substantially all of the assets of the Company (including any such sale or disposition of all the Company's intellectual property to a third party);

(b) The Approval of the Non-Manager Members and the Approval of the Manager at any time to dissolve and wind up the affairs of the Company, or;

(c) The occurrence of any other event that causes the dissolution of a limited liability company under the LLC Law.

12.2 Winding Up. If the Company is dissolved pursuant to Section 12.1, the Company's affairs shall be wound up as soon as reasonably practicable. The winding up of the Company's affairs shall be supervised by a liquidator (the "Liquidator"). The Liquidator shall be a liquidator or liquidating committee selected by Approval of the Members. Upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital

Contribution. If the Company assets remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of each Member, such Member shall have no recourse against the Manager or its Related Parties or any other Member.

12.3   Compensation of Liquidator. The Liquidator appointed as provided herein shall be entitled to receive such reasonable compensation for its services as shall be agreed upon by the Liquidator and Manager, upon Approval of the Members.

12.4   Distribution of Company Property and Proceeds of Sale of Company.

(a)   Upon completion of all desired sales of Company property, and after payment of all selling and dissolution costs and expenses, the Liquidator shall distribute the proceeds of such sales, and any Company property that is to be distributed in kind, to the following groups in the following order of priority:

(i)   to satisfy Company liabilities to creditors, including Members who are creditors (including deferred amounts by each of the Members that would ordinarily be paid at market rates for services of such Members), to the extent otherwise permitted by law (other than for past due Company distributions), whether by payment or establishment of reserves. If there are liabilities to secured and unsecured creditors, the liabilities of the secured creditors will be satisfied, solely from the collateral forming the security for such secured liability, in priority to the liabilities of unsecured creditors (and secured creditors with valid claims in excess of the pledged collateral), and;

(ii)   to the Members until payment in full of their unpaid Return On Investment, if any, and;

(iii)   to the Members in proportion to their positive balances in their Capital Accounts and, thereafter, to the Members in proportion to their Membership Interests.

All distributions required under this Section 12.4 shall be made to the Members by the end of the taxable year in which the liquidation occurs or, if later, within ninety (90) days after the date of such liquidation.

(b)   The claims of each priority group specified above shall be satisfied in full before satisfying any claims of a lower priority group. If the assets available for disposition are insufficient to dispose of all of the claims of a priority group, the available assets shall be distributed in proportion to the amounts owed to each creditor or the respective Membership Interest of each Member in such group.

12.5   Final Financial Report. Within a reasonable time following the completion of the liquidation, the Liquidator shall supply to each of the Members a statement that shall set forth the assets and the liabilities of the Company as of the date of complete liquidation and each Member's portion of distributions pursuant to Section 12.4.

12.6   Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members, then upon dissolution of the Company, such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

12.7   No Action for Dissolution.   Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that directly causes a Liquidating Event.   The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 12.1. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of all Economic Interests.   Accordingly, except where the Manager has failed to liquidate the Company as required by this Article XII, each Member hereby waives and renounces its right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the ground that (a) it is not reasonably practicable to carry on the business of the Company in conformity with the Articles of Organization or this Agreement, or (b) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Member. Damages for breach of this Section 12.7 may be offset against distributions by the Company to which such Member would otherwise be entitled.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1   Notices.   All notices permitted or required to be given to any Person hereunder must be given in writing and will be deemed to be duly given if sent (a) in person, (b) by nationally- or regionally-recognized overnight courier (e.g., FedEx, UPS, Golden State Overnight, etc.), (c) by facsimile transmission (with immediate telephonic confirmation thereafter), (d) by registered or certified mail, postage prepaid, return receipt requested, or (e) by e-mail; and shall in all such cases be deemed given upon receipt or refusal of receipt. All notices shall be sent to the last known address of such Person on Company records. All notices to the Company shall be sent to:

> Genius Juice, LLC
> 21143 Hawthorne Blvd., Suite 295
> Torrance, CA 90503
> Attention: Alexander G. Bayer, Manager

13.2   Counterparts.   This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument.

13.3   Entire Agreement.   This Agreement and the exhibits to this Agreement constitute the entire agreement among the parties hereto and contain all of the agreements among such parties with respect to the subject matter of this Agreement.   This Agreement, including the exhibits hereto, supersedes any and all other prior agreements, either oral or written, between such parties with respect to the subject matter of this Agreement, including ,without limitation, the formation and governance of the Company and the pricing and Transfer of any Membership Interests.

13.4   Partial Invalidity.   Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions of this Agreement, unless such construction would be unreasonable.

13.5   Amendment.   This Agreement may be amended or modified upon the Approval of the Manager and Approval of the Non-Manager Members.   Notwithstanding the foregoing, this Agreement (and its exhibits) may be amended by the Manager as necessary to reflect the admission of any additional Members, the withdrawal of Members from the Company, other similar administrative adjustments required to Exhibit A and the transfer of any Units permitted by the terms of this Agreement (including, without limitation, an amendment to this Agreement to increase the authorized number of Units, or any other class or series of Units that does not adversely affect the Economic Interests of the Members in violation of this Agreement).

13.6   Binding Effect.   Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and shall inure to the benefit of the parties, and their respective distributees, heirs, successors and assigns.   Each party acknowledges and agrees that it has been afforded ample opportunity to obtain, and has indeed obtained, the advice of independent legal counsel with respect to this Agreement.

13.7   Governing Law.   This Agreement shall be governed by and construed in accordance with the internal laws of the State of California and the LLC Law, all rights and remedies being governed by said laws.   In particular, this Agreement is intended to comply with the requirements of the LLC Law and the Articles of Organization.   In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the LLC Law or any provision of the Articles of Organization, the LLC Law and the Articles of Organization, in that order of priority, will control.

13.8   Further Assurances.   In connection with this Agreement and the transactions contemplated hereby, each Member and the Manager, as applicable, shall execute and deliver any additional documents and instruments (including, without limitation, management agreements, security agreements, financing statements and Transfer documents and instruments, if any) and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and such transactions.

13.9   Legal Fees.   Subject to the provisions of Article XI, in the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, each party shall pay for its own legal fees.   The prevailing party in such dispute (including appeals) shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including, without limitation, reasonable attorneys' and experts' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment.   Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorneys' and experts' fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate of interest allowed by law. For the purposes of this Section 13.9: (a) attorneys' and experts' fees shall include, without limitation, fees incurred in the following: (i) post-judgment motions, (ii) contempt proceedings, (iii) garnishment, levy, and debtor and third-party examinations, (iv) discovery, and (v) bankruptcy litigation, and; and (b) prevailing party shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default or otherwise.

13.10 Confidentiality. The terms of this Agreement, its subject matter, and all other business, financial or other information relating to the conduct of the business and affairs of the Company or the rights or interests of any of the Members (collectively, the "Information") that has not been publicly disclosed by a Member expressly authorized by Manager to disclose the same, is confidential and proprietary information of the Company, the disclosure of which would cause irreparable harm to the Company and the Members. Accordingly, each Member agrees that neither it nor any of its Related Parties, consultants or advisors (its "Agents") will disclose to any Person any Information unless and until the Company has, if at all, publicly disclosed the Information and has notified each Member that it has done so, nor, until such public disclosure and notification thereof to each Member, will the statement of any third person regarding Information be confirmed by any Member or its Agents.

(Signature and exhibit pages follow.)

IN WITNESS WHEREOF, the parties hereto have executed this First Amended and Restated Operating Agreement as of the Effective Date first above written.

"COMPANY":

GENIUS JUICE, LLC,
a California limited liability company

DocuSigned by:
Alex Bayer
7370DE4CA2E7431...

By: ______________________________
Alexander G. Bayer,
its Managing Member

"MANAGER":

DocuSigned by:
Alex Bayer
7370DE4CA2E7431...

____
Alexander G. Bayer, an individual

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